SKILLSOFT CORP.

300 Innovative Way, Suite 201

Nashua, New Hampshire 03062

December 28, 2022

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561
Attn: Kyle Wiley

Re:           Skillsoft Corp.

Registration Statement on Form S-3 (File No. 333-268938)

Ladies and Gentlemen:

We refer to the registration statement on Form S-3 (File No. 333-268938) (the “Registration Statement”), of Skillsoft Corp. (the “Company”). In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 p.m. (Eastern time) on December 30, 2022 or as soon as practicable thereafter.

Please call Merritt S. Johnson at (212) 310-8280, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,

Skillsoft Corp.

By:	/s/ Richard Walker
	Name:	Richard Walker
	Title:	Chief Financial Officer